Exhibit 99.1

MHG - Ex. dividend NOK 5.00 today

The shares in Marine Harvest ASA will be traded ex dividend NOK 5.00 as from today, 23.05.2014. The expected dates for the payment of dividend are 4 June 2014 for the shares listed on the Oslo Stock Exchange and 11 June 2014 for the US American Depository Receipt Program.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.